HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

January 24, 2023

Jane Park

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Flexible Solutions International, Inc.
Registration Statement on Form S-3
Filed January 6, 2023
File No. 333-269143

This office represents Flexible Solutions International, Inc. (the “Company”). Amendment No. 1 to the Company’s Registration Statement has been filed with the Commission. The following are the Company’s responses to the comments received from the staff by letter dated January 18, 2023. The numbers below correspond to the paragraph numbers in the staff’s comment letter.

		Page No.

1.	Comment complied with. Please note that a description of convertible preferred stock is included in the description of preferred stock.	8
2.	Comment complied with.	Exhibit 107
3.	Comment complied with.	Exhibit 5

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart